Exhibit 3.1

ARTICLES OF AMENDMENT
OF
RESTATED
ARTICLES OF INCORPORATION
OF
STERLING FINANCIAL CORPORATION

The undersigned officer of Sterling Financial Corporation (the "Corporation"), on behalf of the Corporation, does hereby certify that the following correctly sets forth an amendment to the Corporation's Restated Articles of Incorporation.

FIRST:    The name of this Corporation is Sterling Financial Corporation.

SECOND:   The Restated Articles of Incorporation are hereby amended as follows:

RESOLVED, that the first sentence of Article V of the Restated Articles of Incorporation of the Corporation is hereby amended and reads as follows:

Article V

The total number of shares of all classes of capital stock that the Corporation has the authority to issue is 161,515,151, of which 151,515,151 shall be common stock having no par value per share, and of which 10,000,000 shall be Preferred Stock having no par value per share. Upon the filing and effectiveness (the “Effective Time”) pursuant to the Washington Business Corporation Act of these Articles of Amendment, each 66 shares of common stock issued and outstanding immediately prior to the Effective Time shall be combined and changed into one (1) validly issued, fully paid and non-assessable share of common stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No certificates representing fractional shares of common stock shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional shares of common stock because they hold a number of shares not evenly divisible by the Reverse Stock Split ratio will automatically be entitled to receive an additional fraction of a share of common stock to round up to the next whole share. Each certificate that immediately prior to the Effective Time represented shares of common stock (“Old Certificates”), shall thereafter represent that number of shares of common stock into which the shares of common stock represented by the Old Certificate shall have been combined.

THIRD:  These Articles of Amendment to the Restated Articles of Incorporation do not provide for an exchange, reclassification or cancellation of any issued shares.

FOURTH:  These Articles of Amendment to the Restated Articles of Incorporation were duly adopted by the Board of Directors of the Corporation in accordance with the provisions of RCW 23B.10.030, on November 17, 2010.

FIFTH:  These Articles of Amendment to the Restated Articles of Incorporation were approved by the Shareholders of the Corporation in accordance with the provisions of RCW 23B.10.030 and 23B.10.040 at a Special Meeting of Shareholders on October 21, 2010.

SIXTH: These Articles of Amendment shall be effective at 9:00 a.m., November 18, 2010.

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IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment of Restated Articles of Incorporation to be signed by Daniel G. Byrne, its Executive Vice President, Assistant Secretary and Chief Financial Officer, as of November 17, 2010.

STERLING FINANCIAL CORPORATION

By	/s/ Daniel G. Byrne
Daniel G. Byrne
Executive Vice President,
Assistant Secretary and Chief Executive Officer

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